April 8, 2011

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Alison White

Met Investors Series Trust

Post-Effective Amendment No. 37

to the Registration Statement on Form N-1A

SEC File Nos. 333-48456, 811-10183

Dear Ms. White:

On behalf of Met Investors Series Trust (the “Registrant”), this letter responds to your oral comments delivered on March 17, 2011 with respect to Post-Effective Amendment No. 37 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), which was filed pursuant to Rule 485(a) under the Securities Act of 1933 on February 15, 2011. Set forth below is each comment and the Registrant’s response thereto.

General

1.	Comment: Within 15 business days of the effective date of the Registration Statement, the Registrant needs to file a post-effective amendment that includes an interactive data file.

Response: The Registrant will comply with the requirement that it file a post-effective amendment to its Registration Statement that includes an interactive data file within 15 business days of the effective date of the related Registration Statement.

2.	Comment: Please confirm that all webpage references contain operable links that will take an individual directly to the website where the relevant information is posted.

Response: The webpage references included in the Registration Statement will contain operable links that will take an individual directly to the website where the relevant information is posted.

3.	Comment: The Registrant should review its derivatives disclosure to confirm that it is not too standardized or generic and that it reflects investments the Portfolio actually plans to make. Reference is made to the July 30, 2010 letter from Barry D. Miller to the Investment Company Institute.

Response: In drafting the disclosure contained in the Registration Statement, the Registrant took into consideration the guidance set forth in the July 30, 2010 letter from Barry Miller to the Investment Company Institute. The disclosure in the Registrant’s Registration Statement concerning derivatives reflects how such investments will be utilized by the Portfolio.

4.	Comment: Please state that “high yield debt instruments” are commonly referred to as “junk bonds” the first time such term is used.

Response: The prospectuses have been revised so that wherever the term “high yield debt instruments” is first used, there is a statement that “high yield debt instruments” are also commonly referred to as “junk bonds.”

5.	Comment: Please define all complex instruments prior to or concurrent with their use.

Response: The Registrant has added explanations to the Principal Investment Strategies section for those instruments that are expected to be utilized to a significant extent as part of a Portfolio’s investment strategy. For example, in the first paragraph of the MetLife Balanced Plus Portfolio’s Principal Investment Strategies, the Registrant has added an explanation that a stock index future is a “contract for the future delivery of a cash payment based on the performance of a stock index such as the S&P 500 Index.”

In addition, the Registrant’s Statement of Additional Information includes further explanations of any instruments that are identified in the Principal Investment Strategies section as being used by the Portfolios and the Registrant has added the following sentence to the Principal Investment Strategies section of the prospectuses: “For more information about the types of investments in which the Portfolio may invest, please see “Investment Strategies and Risks” in the Statement of Additional Information.”

AQR Global Risk Balanced Portfolio

6.	Comment: Please rewrite the Portfolio’s Principal Investment Strategies in Plain English.

Response: The Registrant has revised the Portfolio’s Principal Investment Strategies so that they satisfy the Plain English requirements of Form N-1A. For example, the Registrant explains exactly what is meant by a “nominal interest rate” and explains what is meant by “targeting a neutral risk allocation” in a manner more understandable to investors. The Portfolio’s revised Principal Investment Strategies are set forth in Attachment 1 to this letter. In addition, the Registrant points out that the Staff has previously reviewed the Principal Investment Strategies of the AQR Global Risk Parity Fund, a proprietary fund that AQR manages in a manner which closely tracks the Portfolio’s Principal Investment Strategies. The AQR Global Risk Parity Fund’s File Numbers are 333-153445 and 811-22235. Below please find a link and the accession number to the AQR Global Risk Parity Fund’s 485(a) filing which was made on June 21, 2010.

http://www.sec.gov/Archives/edgar/data/1444822/000119312510143029/d485apos.htm

SEC Accession No. 0001193125-10-143029

7.	Comment: Please define “nominal interest rate risk,” “global nominal and inflation-linked government bonds,” and “notional allocations.”

Response: The requested changes have been made.

8.	Comment: Please explain what “targets an equal or neutral risk allocation” means.

Response: The requested change has been made. The Registrant has added the following explanation: “Targeting a “neutral” risk allocation means that AQR Capital Management, LLC (“AQR”), subadviser to the Portfolio, will attempt to target for the Portfolio an equal one-third exposure to each of equity risk, nominal interest rate risk, and inflation risk.”

9.	Comment: Please explain what “expects to hold over 40 exposures globally” means.

Response: The Registrant has deleted this statement and notes that elsewhere in the Portfolio’s Principal Investment Strategies there is a description of where the Portfolio’s investments are located. Specifically,

“The Portfolio has no geographic limits on where its investments may be located or where its assets may be exposed, except that its investments in fixed income securities will be limited to those issued by governments located in developed markets and its exposure to emerging markets equities will be limited to no more than 10% of its net assets.”

10.	Comment: Please move the discussion of the risks of leverage in the Principal Investment Strategies section to the Primary Risks section.

Response: The Registrant believes that while the leverage disclosure includes risk language, this disclosure is necessary in the Principal Investment Strategies section as it helps to convey how certain instruments will be utilized as part of the Principal Investment Strategies of the Portfolio and the limitations of those instruments. In addition, including a discussion of certain risks associated with the Portfolio’s use of leverage in the Principal Investment Strategies section is consistent with the principal investment strategies of the AQR Global Risk Parity Fund referenced above in Response 6. Therefore, the Registrant respectfully declines to make this change.

11.	Comment: Please include high portfolio turnover risk as a Primary Risk.

Response: The requested change has been made.

12.	Comment: Please include in the Portfolio’s Principal Investment Strategies a discussion of any investment strategies or techniques that correspond to the Portfolio’s Primary Risks.

Response: We have revised the Portfolio’s Principal Investment Strategies such that for each Primary Risk there is a corresponding reference in the Portfolio’s Principal Investment Strategies.

13.	Comment: Please provide the SEC File Number of the similar mutual fund managed by AQR Capital Management, LLC (“AQR”) discussed on page 13 of the prospectus.

Response: The AQR Global Risk Parity Fund’s File Numbers are 333-153445 and 811-22235.

14.	Comment: Please provide a copy of the private letter ruling from the Internal Revenue Service with respect to the wholly-owned subsidiary (the “Subsidiary”).

Response: The Registrant has requested a private letter ruling from the Internal Revenue Service with respect to the Subsidiary and will provide the Staff with a copy of the private letter ruling once it has been issued.

15.	Comment: Please discuss whether the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: AQR Capital Management, LLC (“AQR”) has entered into an investment advisory agreement with the Subsidiary that does not provide for an advisory fee. Since the Subsidiary is not required to be registered as an investment company, it is not required to enter into an advisory agreement that complies with Section 15(a). Nonetheless, the agreement will generally comply with Section 15(a): (i) the agreement will be initially approved by the Board of Directors of the Subsidiary, (ii) the agreement will be initially approved by the Portfolio as the sole shareholder of the Subsidiary, and (iii) the Board of the Subsidiary will approve annual continuations of the agreement. Please note that the Board of the Trust can at any time require the withdrawal of the assets of the Portfolio from the Cayman subsidiary. In addition, investment sub-advisory agreement between AQR and the Registrant with respect to the Portfolio is governed by, and thus subject to the approval and annual continuance by the Board of the Trust.

16.	Comment: Please advise whether the Subsidiary’s expenses will be disclosed in the Portfolio’s fee table and annual reports to shareholders.

Response: The Subsidiary’s financial statements will be consolidated with the Portfolio’s financial statements. The Subsidiary’s expenses will not be separately listed in the Portfolio’s fee table or annual reports to shareholders.

17.	Comment: Please provide an analysis of whether the 25% investment in the Subsidiary is considered a liquid investment.

Response: The Portfolio is the sole shareholder of the Subsidiary and is able to redeem its interests in the Subsidiary daily at the net asset value of those interests. Based on this ability, the Portfolio considers its investment in the Subsidiary to be a liquid investment.

18.	Comment: Please discuss whether the Subsidiary is required to register with the Commodity Futures Trading Commission (the “CFTC”) as a commodity trading advisor or a commodity pool operator.

Response: There are two bases for concluding that the Subsidiary is not a commodity pool under the rules of the CFTC: (i) it is offered to a single entity

(i.e., the Portfolio) and (ii) it is a wholly-owned subsidiary of an entity that is itself excluded from the definition of commodity pool operator and not subject to CFTC regulation. The Portfolio is registered as an investment company under the 1940 Act, and will not be required to register with the CFTC as a commodity pool operator or commodity trading adviser. Specifically, the Portfolio will file with the National Futures Association a notice of eligibility under CFTC Regulation 4.5 for exclusion from status as a commodity pool operator registration (and will otherwise comply with CFTC Regulation 4.5). As an excluded commodity pool operator, the Portfolio will be exempt from CTA registration.

19.	Comment: Please discuss whether AQR will charge an advisory fee to manage the Subsidiary pursuant to its advisory agreement with the Subsidiary.

Response: AQR will provide advisory services to the Subsidiary under an advisory agreement with the Subsidiary that does not provide for an advisory fee with respect to the Subsidiary.

20.	Comment: Please confirm that although the Subsidiary is not a registered investment company, it will comply with the 1940 Act requirements regarding fee structures, liquidity and leverage limitations, and other investment restrictions.

Response: The Subsidiary will comply with the requirements of Section 18 of the 1940 Act regarding capital structure, as well as the 1940 Act requirements relating to fee structures and liquidity, and other investment restrictions under the 1940 Act.

21.	Comment: Please confirm whether the Subsidiary will follow the same pricing procedures and accounting rules as the Portfolio.

Response: The Subsidiary will comply with the same 1940 Act requirements relating to pricing and accounting as the Portfolio.

22.	Comment: Please confirm that the same custodian that will have the assets of the Portfolio will have custody of the assets of the Subsidiary.

Response: State Street Bank and Trust Company will serve as the custodian of the assets of each of the Portfolio and the Subsidiary.

23.	Comment: Please confirm that the same independent registered public accounting firm that audits the Portfolio’s financial statements will be responsible for auditing the Subsidiary’s financial statements.

Response: Deloitte & Touche LLP will audit the consolidated financial statements of the Portfolio, which includes the Subsidiary.

24.	Comment: Please state under “Valuation of Shares” on page 31 whether the Subsidiary’s investments will be marked to market.

Response: The Registrant has added disclosure in the “Valuation of Shares” section stating that the Subsidiary’s investments will be priced daily and an NAV will be determined with respect to the Subsidiary each day. The Portfolio will value its shares of the Subsidiary at this NAV.

25.	Comment: Please disclose on the back cover of the prospectus that the Subsidiary’s financial statements will be available to shareholders upon request.

Response: The requested change has not been made since the Subsidiary’s financial statements will be consolidated with the Portfolio’s financial statements.

26.	Comment: Please provide biographical information with respect to the Subsidiary’s directors in the Statement of Additional Information.

Response: The requested change has been made.

27.	Comment: Please disclose in Item 30 of Part C that the Subsidiary’s financial statements will be updated each time the Portfolio’s financial statements are updated.

Response: The requested change has not been made since the Subsidiary’s financial statements will be consolidated with the Portfolio’s financial statements.

28.	Comment: Please disclose, or undertake in Part C, that the Subsidiary’s books and records will be subject to the SEC’s oversight to the same extent as the Portfolio’s books and records.

Response: The Registrant has revised Item 33 in Part C to state that the Registrant and the Subsidiary maintain the records required by Section 31(a) of the 1940 Act and Rules 31a-1 to 31a-3.

29.	Comment: Please disclose, or undertake in Part C, that the Subsidiary’s directors have consented to service of process in the United States and have designated the same agent for service of process as the Portfolio’s directors.

Response: The Subsidiary’s directors are officers of the Trust or its affiliates and all reside in the United States. The Registrant has provided an undertaking in Part C that the Subsidiary’s directors have consented to service of process in the United States and have designated the same agent for service of process as the Portfolio’s directors.

30.	Comment: Please file the investment advisory agreement between AQR and the Subsidiary as an exhibit to the Portfolio’s registration statement.

Response: The investment advisory agreement between AQR and the Subsidiary will be filed as an exhibit to the Portfolio’s registration statement.

31.	Comment: Please confirm that the Subsidiary will comply with Section 16 of the 1940 Act relating to the composition of its Board of Directors.

Response: The Subsidiary will not comply with Section 16 of the 1940 Act relating to the composition of its Board of Directors. Since it is not subject to the 1940 Act, it is not required to do so. To avoid additional complexity and expense, officers of the Trust will serve as the Board of Directors of the Subsidiary. Despite this structure, we do not consider any investor protections to be compromised. The Subsidiary is wholly-owned by the Portfolio and is under the compete control of the Portfolio, as its sole shareholder. The Subsidiary cannot take any extraordinary action without the consent of the Trust and the Trust’s Board, which oversees the operations of the Subsidiary. The Board of the Trust could at any time direct the withdrawal of the assets of the Portfolio from the Subsidiary, in the unlikely event that the Subsidiary were to act in a manner that was not consistent with the interests of the Portfolio.

31.	Comment: Please disclose the Subsidiary’s policies under Section 8 of the 1940 Act.

Response: The Fund’s registration statement will disclose the types of investments that will be made through the Subsidiary, consistent with the requirements of Section 8.

Pyramis® Government Income Portfolio

32.	Comment: On Page 5 of the Prospectus, in the second paragraph under “Principal Investment Strategies”, please move “40%” before the word “Barclays”.

Response: The requested change has been made.

33.	Comment: Please include high portfolio turnover risk as a Primary Risk.

Response: The requested change has been made.

34.	Comment: Please include in the Portfolio’s Principal Investment Strategies a discussion of any investment strategies or techniques that correspond to the Portfolio’s Primary Risks.

Response: We have revised the Portfolio’s Principal Investment Strategies such that for each Primary Risk there is a corresponding reference in the Portfolio’s Principal Investment Strategies.

MetLife Balanced Plus Portfolio

35.	Comment: Please make sure that the Principal Investment Strategies section is in Plain English. Please also make sure that the Principal Investment Strategies section is a summary of the Additional Information About the Portfolio’s Investment Strategies section which follows.

Response: The requested changes have been made. The Registrant has revised the Portfolio’s Principal Investment Strategies so that they satisfy the Plain English requirements of Form N-1A. In addition, the Principal Investment Strategies have been summarized further and shortened. The Portfolio’s revised Principal Investment Strategies are set forth in Attachment 2.

36.	Comment: Please include fund of funds risk in the Primary Risks section. In such risk, please disclose that investing in a fund of funds may be more costly than investing in a fund that is not a fund of funds, because the fund of funds pays expenses of the underlying funds in which it invests, which may, in turn, lower the performance of the fund of funds.

Response: The Registrant respectfully declines to make the requested change as the Registrant does not view the payment of underlying fund expenses as a Primary Risk of investing in the Portfolio. The Registrant believes that the following sentences, which appear directly after the Portfolio’s fee table, sufficiently disclose to investors that they will be paying expenses of the underlying portfolios in which the Portfolio invests, as well as the expenses of the Portfolio itself:

“As an investor in an Underlying Portfolio, the Portfolio bears its pro-rata portion of the operating expenses of that Underlying Portfolio, including such Underlying Portfolio’s management fee. The percentage shown for Acquired Fund (Underlying Portfolio) Fees and Expenses shows the fees and expenses that the Portfolio expects to incur indirectly as a result of its investments in shares of the relevant Underlying Portfolios during the upcoming fiscal year.”

Furthermore, on page 26 of the Prospectus under “Additional Information about the Portfolio’s Investment Strategies” there is disclosure which states that:

1.	“Because the Portfolio invests in Underlying Portfolios, the costs of investing in the Portfolio will generally be higher than the cost of investing in an Underlying Portfolio directly.”

2.	“The Portfolio, as a shareholder, will pay its share of the Underlying Portfolios’ expenses as well as the Portfolios’ own expenses. Therefore, an investment in the Portfolio may result in the duplication of certain expenses.”

3.	“Investors may be able to realize lower aggregate expenses by investing directly in the Underlying Portfolios instead of the Portfolios.”

In addition, the “Performance Risk” currently included as a Primary Risk discloses to investors the risks associated with investing in Underlying Portfolios.

37.	Comment: Please include in the Portfolio’s Principal Investment Strategies a discussion of any investment strategies or techniques that correspond to the Portfolio’s Primary Risks.

Response: We have revised the Portfolio’s Principal Investment Strategies such that for each Primary Risk there is a corresponding reference in the Portfolio’s Principal Investment Strategies.

38.	Comment: Please include high portfolio turnover risk as a Primary Risk.

Response: The requested change has been made.

39.	Comment: Please provide the titles of the MetLife portfolio managers responsible for managing the Base Portion of the Portfolio.

Response: The requested change has been made.

BlackRock Global Tactical Strategies Portfolio

40.	Comment: In the Principal Investment Strategies section, please provide the percentage of the Portfolio’s assets that can be invested in ETFs, as well as the percentage of the Portfolio’s assets that will be invested in the tactical and cash sleeves when the Portfolio is in its neutral state.

Response: Requested information has been added to reflect that the Portfolio may invest substantially all its assets in ETFs, but will maintain at least a minimum investment in cash to serve as collateral for the interest rate swap investments. Information has also been added to reflect that the Subadviser will always determine the allocation of the Portfolio’s assets between the tactical sleeve and the cash sleeve, according to its expectations of volatility that the Portfolio may encounter.

41.	Comment: Please clarify the following sentence: “The Portfolio will also use a combination of interest rate swaps, interest rate futures and total return swaps with a nominal value of approximately 30% of the Portfolio’s value to lengthen the portfolio duration.” Please explain why the Portfolio would want to lengthen its duration.

Response: The Registrant has added the following explanation: The Portfolio will also use a combination of interest rate swaps, interest rate futures and total return swaps with a nominal value (meaning the fixed face value, rather than the market value, of these instruments) equal to approximately 30% of the Portfolio’s net assets under normal market conditions. This percentage may change in different market environments, but is normally expected to stay within a range of 25% to 35% of net assets. The Adviser expects these instruments to provide additional diversification and balance the sources of risk in the Portfolio. The Adviser anticipates that under normal market conditions these interest rate sensitive instruments will have a 10-year maturity. While these instruments are expected to add to returns when interest rates fall or remain stable, they can be expected to detract from returns when interest rates rise.

42.	Comment: Please include high portfolio turnover risk as a Primary Risk.

Response: The requested change has been made.

AllianceBernstein Global Dynamic Allocation Portfolio

43.	Comment: In the 4th paragraph on Page 6 of the prospectus, please define “nominal value”.

Response: The requested change has been made.

44.	Comment: Please clarify the following sentence: “The Portfolio will also use a combination of interest rate swaps, interest rate futures and total return swaps with a nominal value of approximately 25% of the Portfolio’s value to lengthen the portfolio duration.” Please explain why the Portfolio would want to lengthen its duration.

Response: The Regisrant has added the following explanation: The Portfolio will also use a combination of interest rate swaps, interest rate futures and total return swaps with a nominal value (meaning the fixed face value, rather than the market value, of these instruments) equal to approximately 25% of the Portfolio’s net assets under normal market conditions. This percentage may change in different market environments, but is normally expected to stay within a range of 20% to 30% of net assets. The Adviser expects these instruments to provide additional diversification and balance the sources of risk in the Portfolio. The Adviser anticipates that under normal market conditions these interest rate sensitive instruments will have a 10-year maturity. While these instruments are expected to add to returns when interest rates fall or remain stable, they can be expected to detract from returns when interest rates rise.

45.	Comment: In the first bullet point of Page 6 of the prospectus, please explain how high yield debt and emerging markets debt are “equity sensitive”.

Response: Requested disclosure has been added to reflect that the Subadviser believes these investments are more sensitive than developed market bonds to factors that affect the value of equity securities.

46.	Comment: In the first paragraph on Page 6 of the prospectus, please explain what is meant by a “significant percentage” in “cash and cash equivalents”.

Response: Requested information has been added to reflect that at least 25% of the Portfolio’s assets will be held in cash or cash equivalents.

47.	Comment: In the exchange-traded fund risk included in the Primary Risks section, please disclose that the Portfolio’s total return will be reduced by the operating expenses or fees of the ETFs in which the Portfolio invests.

Response: The Registrant respectfully declines to make the requested change as the following sentence is already included in the fuller risk disclosure found later in the prospectus:

“However, the total return from such investments will be reduced by the operating expenses and fees of the investment company or ETF.”

Since the risks required to be identified by Item 4(b) Form N-1A are supposed to be a summary of the risks identified in Item 9(c), the Registrant believes the current risk disclosure is sufficient.

Met/Franklin Low Duration Total Return Portfolio

48.	Comment: Please revise the footnote to the prospectus fee table to include only the information required by Instruction 3(e) to Item 3 of Form N-1A.

Response: The footnote has been revised to reflect the contractual arrangement under which a portion of the management fee will be waived, based on the aggregate assets that the Subadviser manages for the Adviser.

49.	Comment: With respect to the prior performance listed under “Prior Experience with a Comparable Fund” in the prospectus, please provide the returns of a broad-based securities index.

Response: The index returns provided in the comparable fund performance section of the prospectus are the returns of the broad-based index reported in the prospectus of the subadviser’s retail fund, which was most recently filed with the SEC on February 28, 2011, under File Number 033-11444. Therefore, no change has been made.

50.	Comment: Please confirm whether the subadviser manages any other similar funds, and if so, please confirm that it is not misleading to omit the performance of such other funds.

Response: We confirm that Franklin Advisers, Inc. does not manage any other similar funds and therefore no other performance information can be provided.

Other Comments

51.	Comment: Please file the final advisory and subadvisory agreements as exhibits to the registration statement.

Response: The final advisory and subadvisory agreements will be filed as exhibits to the registration statement.

*            *             *

The Registrant acknowledges that:

1.	it is responsible for the adequacy and accuracy of the disclosure in its filing of the above-referenced Registration Statement;

2.	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

3.	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*            *             *

If you have any questions, please feel free to call me at (212) 660-3067.

Very truly yours,
/s/ Matthew J. Van Wormer

Enclosure

cc:	Andrew L. Gangolf, Esq.

Michael P. Lawlor, Esq.

David C. Mahaffey, Esq.

Attachment 1

Principal Investment Strategies

The Portfolio utilizes an investment strategy designed to generate returns from a risk diversified portfolio of asset exposures. The Portfolio targets an equal or “neutral” risk allocation from each of the following three major risk sources: (i) equity risk; (ii) nominal interest rate risk (a nominal interest rate is the sum of a real interest rate and an expected inflation rate); and (iii) inflation risk. Targeting a “neutral” risk allocation means that AQR Capital Management, LLC (“AQR”), subadviser to the Portfolio, will target for the Portfolio an equal one-third exposure to each of equity risk, nominal interest rate risk, and inflation risk. The allocation among asset classes is based solely on AQR’s assessment of the risks associated with each asset class, and AQR will adjust the exposure level to respective asset classes as its forecasts of the risk environment change. The Portfolio’s “risk balanced” strategy is managed to target a specific risk level as discussed below.

In seeking to balance the Portfolio’s risks, AQR allocates the Portfolio’s assets among the following major asset classes: global developed and emerging market equities, global nominal and inflation-linked government bonds, and commodities. The face value of an inflation-linked bond rises along with the rate of inflation, while the face value of a nominal bond does not. It is anticipated that the Portfolio’s exposure to equities will primarily be achieved through investments in index futures, swaps on equity index futures and/or equity total return swaps. Nominal bond and commodities exposures will principally be achieved through investments in futures and swaps on futures. Futures and forward contracts are contractual agreements to buy or sell a particular currency, commodity or financial instrument at a pre-determined price in the future. The Portfolio will have exposure to inflation-linked bonds through the direct holding of bonds financed by reverse repurchase agreements. For more information about the types of investments in which the Portfolio may invest, please see “Investment Strategies and Risks” in the Statement of Additional Information.

The Portfolio intends to gain exposure to these asset classes by investing in a portfolio of over 40 Instruments (as defined below). The Portfolio is non-diversified which means that it can invest a greater portion of its assets in a small number of issuers.

In allocating the Portfolio’s assets among asset classes, AQR follows a “risk balanced” approach. The “risk balanced” approach to asset allocation seeks to balance the allocation of risk contributed by asset classes as measured by forecasted volatility, estimated potential loss, and other proprietary measures. For example, a lower risk asset class such as inflation-linked government bonds will generally have a higher allocation as measured by the assets underlying the Instruments in which the Portfolio invests than a higher risk asset class such as developed equities. In targeting this equal risk allocation, AQR may utilize leverage to increase the Portfolio’s relative exposure to its lower risk asset classes.

Generally, the Portfolio gains exposure to asset classes by investing in many types of instruments including, but not limited to: equity index futures, swaps on equity index futures, equity total return swaps, currency forwards, commodity futures, swaps on commodity futures, bond futures, swaps on bond futures, inflation swaps, government bonds, including inflation-protected government bonds financed by reverse repurchase agreements, cash and cash equivalents including, but not limited to, money market fund shares (collectively, the “Instruments”), either by investing directly in those Instruments, or indirectly by investing in a subsidiary as discussed below.

The Portfolio has no geographic limits on where its investments may be located or where its assets may be exposed, except that its investments in fixed income securities will be limited to those issued by governments located in developed markets and its exposure to emerging markets equities will be limited to no more than 10% of its net assets. The Portfolio may have exposure to equity securities of companies of any market capitalization.

The Portfolio’s use of futures contracts, forward contracts, swaps and certain other Instruments will have the economic effect of financial leverage. Financial leverage magnifies exposure to the swings in prices of an asset class underlying an Instrument and results in increased volatility, which means the Portfolio will have the potential for greater gains, as well as the potential for greater losses, than if the Portfolio does not use Instruments that have a leveraging effect. Leveraging also tends to magnify, sometimes significantly, the effect of any increase or decrease in the Portfolio’s exposure to an asset class and may cause the Portfolio’s net asset value (“NAV”) to be volatile. There is no assurance that the Portfolio’s use of Instruments providing enhanced exposure will enable the Portfolio to achieve its investment objective. As a result of the Portfolio’s strategy, the Portfolio may have leveraged exposure to one or more asset classes at times. The Investment Company Act of 1940, as amended (the “1940 Act”), and the rules and interpretations thereunder impose certain limitations on the Fund’s ability to use leverage.

AQR expects the Portfolio’s NAV to be volatile over short-term periods because of the significant use of Instruments that have a leveraging effect. Volatility is a statistical measurement of the magnitude of up and down fluctuations in the value of a financial instrument or index over time. High volatility may result from rapid and dramatic price swings. AQR normally will target an annualized volatility level for the Portfolio of 10%, however, the actual or realized volatility for longer or shorter periods may be materially higher or lower depending on market conditions. Actual or realized volatility can and will differ from the target volatility. Although an annualized volatility level of 10% is normally targeted for the Portfolio, AQR may, under certain market conditions target a lower volatility level for the Portfolio.

The Portfolio may invest up to 25% of its total assets in a wholly-owned and controlled subsidiary of the Portfolio, organized under the laws of the Cayman Islands as an exempted company (the “Subsidiary”). AQR also manages the assets of the Subsidiary. Generally, the Subsidiary will invest primarily in commodity futures and swaps on commodity futures but it may also invest in other commodity-related instruments such as financial futures, option and swap contracts, equity and fixed income securities, cash and cash equivalents, pooled investment vehicles, including those that are not registered pursuant to the 1940 Act, and other investments intended to serve as margin or collateral for the Subsidiary’s derivative positions. The Portfolio will invest in the Subsidiary in order to gain exposure to the commodities markets within the limitations of the federal tax laws, rules and regulations that apply to registered investment companies. Unlike the Portfolio, the Subsidiary may invest without limitation in commodity-linked derivatives, however, the Subsidiary will comply with the same 1940 Act asset coverage requirements with respect to its investments in commodity-linked derivatives that are applicable to the Portfolio’s transactions in derivatives. In addition, to the extent applicable to the investment activities of the Subsidiary, the Subsidiary will be subject to the same fundamental investment restrictions and will follow the same compliance policies and procedures as the Portfolio. The Portfolio is the sole shareholder of the Subsidiary and does not expect shares of the Subsidiary to be offered or sold to other investors.

A significant portion of the assets of the Portfolio may be invested directly or indirectly in money market instruments, which may include, but are not limited to, U.S. Government securities, U.S. Government agency securities, Eurodollar obligations, bankers’ acceptances, short-term fixed income securities, overnight and/or fixed term repurchase agreements, money market fund shares, and cash and cash equivalents with one year or less term to maturity. These cash or cash equivalent holdings serve as collateral for the positions the Portfolio takes and also earn income for the Portfolio. The Portfolio may also enter into reverse repurchase agreements. Under a reverse repurchase agreement, the Portfolio sells securities to another party and agrees to repurchase them at a particular date. While the Portfolio normally does not engage in borrowing, leverage will be created when the Portfolio enters into reverse repurchase agreements, engages in futures transactions or uses certain other derivative instruments.

Attachment 2

Principal Investment Strategies

The Portfolio seeks to achieve its objective by investing 70% of its assets in Class A shares of the Underlying Portfolios, which are portfolios of Met Investors Series Trust (the “Trust”) and Metropolitan Series Fund, Inc. (the “Fund”) (the “Base Portion”) and 30% of its assets in equity derivative instruments, which primarily include stock index futures, backed by a collateral portfolio of fixed-income instruments (the “Overlay Portion”). A stock index future is a contract for the future delivery of a cash payment based on the performance of a stock index such as the S&P 500 Index. In its neutral state, the Portfolio will allocate 60% of its total assets to equity securities or instruments and 40% of its total assets to fixed-income securities.

MetLife Advisers, LLC (“MetLife Advisers”) is the adviser to the Portfolio and is also responsible for managing the Base Portion’s investment in Underlying Portfolios. MetLife Advisers establishes specific target investment percentages for the asset classes and the various components of each asset category. Under normal circumstances, the Base Portion invests primarily in Underlying Portfolios in accordance with the target allocations of 30% to equity securities and 40% to fixed-income securities or instruments.

The Base Portion seeks to achieve capital growth through its investments in Underlying Portfolios that invest in equity securities of large-cap U.S. companies, and to a lesser extent, small-cap U.S. companies and foreign companies. The Base Portion seeks to achieve current income through its investments in Underlying Portfolios that invest in fixed income securities, which include both U.S. and foreign investment grade securities, as well as high-yield, high-risk bonds (commonly known as “junk bonds”).

For additional information about the Portfolio’s investment strategies and the names of the Underlying Portfolios in which the Portfolio may invest, please see “Additional Information about the Portfolio’s Investment Strategies” in the Prospectus.

Pacific Investment Management Company, LLC (the “Subadviser”) is responsible for managing the Overlay Portion, including the management of the fixed-income collateral. The Overlay Portion, which comprises the remaining 30% of the Portfolio’s total assets, in its neutral state will provide the Portfolio with an additional 30% exposure to the equity markets utilizing equity derivative instruments, which primarily include stock index futures. The Portfolio may also achieve equity exposure through stock index options, options on stock index futures, and stock index swaps. Because equity derivative instruments may be purchased with a fraction of the assets that would be needed to purchase the equity securities directly, the remainder of the assets in the Overlay Portion will be invested in a variety of fixed-income instruments. For more information about these derivative instruments in which the Portfolio may invest, please see “Investment Strategies and Risks” in the Statement of Additional Information.

The Portfolio’s investment in equity derivative instruments will be used to increase or decrease the Portfolio’s overall equity exposure, and therefore, its volatility. Volatility is a statistical measurement of the magnitude of up and down fluctuations in the value of a financial instrument or index over time. The Subadviser may adjust the Portfolio’s equity exposure from 10% to 70%. For example, when the market is in a state of higher volatility, the Subadviser may decrease the

Portfolio’s equity exposure by taking a short position in equity derivative instruments. A short sale involves the sale by the Portfolio of a security or instrument it does not own with the expectation of purchasing the same security or instrument at a later date at a lower price. The Subadviser will target an annualized volatility level for the Portfolio of 10%, but will allow volatility to drift between 9% and 11% before any actions are taken to adjust the Portfolio’s equity exposure.

In addition to managing the Portfolio’s overall equity exposure as described above, the Subadviser will, within established guidelines, manage the 30% of the Portfolio allocated as collateral in an attempt to enhance the Overlay Portion’s total return. The Subadviser will manage the collateral against an index blended to 60% Barclays Capital Treasury Index/40% Barclays Capital 20-Year U.S. Treasury Index. The blended index is customized to approximate a 10- year duration and the Subadviser has the flexibility to vary duration within two years. The fixed-income instruments will be rated investment grade or higher by a nationally recognized statistical ratings organization, or, if unrated, determined by the Subadviser to be of comparable quality. At least 50% of the Overlay Portion’s assets will be invested in cash bonds issued by the U.S. Government and its agencies with same day or next day settlement. At least 75% of the Overlay Portion’s assets will be invested in securities linked to U.S. Treasuries and interest rates, including, but not limited to cash bonds, repurchase agreements, money market securities and derivatives. The Subadviser is also permitted to invest up to 25% of the Overlay Portion’s assets in other fixed-income securities, including mortgage-related and asset-backed securities. The Subadviser may also invest in forward commitment, when-issued, or delayed delivery securities.

The Overlay Portion may invest up to 15% of its total assets in securities denominated in foreign currencies and may invest beyond this limit in U.S. dollar denominated securities of foreign issuers. The Overlay Portion will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets. The Overlay Portion may invest up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries.

The following chart sets forth the target allocations set by MetLife Advisers, as of May 1, 2011, to equity and fixed income securities. You should note that these percentages do not directly correspond to investment in equity and fixed income Underlying Portfolios because each Underlying Portfolio may contain one or more asset classes (for example, equity and fixed income) and each Underlying Portfolio may contain various subsets of an asset class (for example, small cap, mid cap and foreign securities). Deviations from the asset class target allocations will affect the asset class subset target allocations. In addition, the Portfolio’s actual allocations could vary substantially from the target allocations due to both market valuation changes and the Subadviser’s management of the Overlay Portion in response to volatility changes.

% of Total Portfolio
Asset Class
Equity	60%

U.S. Large Cap	34%
U.S. Mid Cap	8%

U.S. Small Cap	5%
Foreign Equity	13%

Fixed Income	40%

U.S. Investment Grade	32%
U.S. High Yield	4%
Foreign Fixed Income	4%